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                        RAPTOR NETWORKS TECHNOLOGY, INC.
                          1241 E. Dyer Road, Suite 150
                           Santa Ana, California 92705
                                 (949) 623-9305

                                December 12, 2006




VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

         Re: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 SEC Registration No.: 333-136995
                  Initial Filing Date: August 30, 2006
                  -------------------------------------------------

To:      Division of Corporation Finance:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Raptor Networks Technology, Inc. (the "Registrant") to withdraw its Registration Statement on Form SB-2, initially filed by the Registrant on August 30, 2006 and amended by amendment no. 1 on September 29, 2006 (the "Registration Statement").

         No securities were sold in connection with the Registration Statement. The withdrawal is being sought by the Registrant as a result of the SEC's determination that the offering contemplated by the Registration Statement may not be made on a continuous basis under Rule 415(a)(i) under the 1933 Act. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

         The Registrant hereby advises the SEC that the Registrant may undertake a subsequent private offering of convertible debt securities and warrants. To the extent that Rule 155(c) of the 1933 Act is applicable thereto, any such offering would be done in reliance on and in accordance with that rule or an exemption from such rule.

         If you have any questions, please do not hesitate to contact our securities counsel, Garett M. Sleichter, Esq. at Rutan & Tucker, LLP at (714) 641-3495.

                                        Very truly yours,


                                        RAPTOR NETWORKS TECHNOLOGY INC.
                                        a Colorado Corporation

                                        /s/ Thomas M. Wittenschlaeger
                                        ----------------------------------------
                                        Thomas M. Wittenschlaeger
                                        Chief Executive Officer

cc: Garett M. Sleichter, Esq.
    Thomas J. Crane, Esq.